March 14, 2019

John Wilkes
Chief Executive Officer
DLT Resolution Inc.
5940 S. Rainbow Blvd.
Suite 400-32132
Las Vegas, NV 89118

       Re: DLT Resolution Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 13, 2018
           File No. 333-148546

Dear Mr. Wilkes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications